

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 15, 2009

Dara Khosrowshahi
Chief Executive Officer
Expedia, Inc.
3150 139th Avenue SE
Bellevue, WA 98005

Re: **Expedia, Inc.**
            Form 10-K for the fiscal year ended December 31, 2007
            Filed February 22, 2008
            Definitive Proxy Statement on Schedule 14A
            Filed April 28, 2008
            File No. 000-51447

Dear Mr. Khosrowshahi:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Max A. Webb
                                    Assistant Director